KJ 1/12/04

04001350

SECURITIES AND EXCHANGE COMNHSSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JAN 05 2004 MAIL PROCESSING SECTION WASH. D.C. 155

SEC FILE NUMBER
8- ~~02-474~~ 2474

FACING PAGE

Infonnation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2002 (MM/DD/YY) AND ENDING October 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Coburn & Meredith, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Trumbull Street
(No. and Street)

Hartford, (City) Connecticut (State) 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Coburn (860) 522-7171
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernardi & Company, LLC
(Name - if *individual, state last, first, middle name)*

231 Farmington Avenue (Address) Farmington (City) Connecticut (State) 06032 Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 11 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claimsfor exemptionfrom the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

2-10

SEC 1410 (3-91)

potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFUMATION

I, Barry Coburn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coburn & Meredith, Inc., as of October 31, 192003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Barry M Coburn
Signature

Pres.
Title

Leslie Archambault
Notary Public

LESLIE E. ARCHAMBAULT
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2005

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 156-3.
- ☒ 0) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

Board of Directors
Coburn & Meredith, Inc.
150 Trumbull Street - 6th Floor
Hartford, Connecticut 06103

We have audited the accompanying statement of financial condition of Coburn & Meredith, Inc. (a Connecticut corporation) as of October 31, 2003, and the related statements of loss, changes in stockholders' equity and cash flows, for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coburn & Meredith, Inc. as of October 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1 through 3 are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,
Bernardi & Company, LLC
BERNARDI & COMPANY LLC
Certified Public Accountants

November 20, 2003

We present the following report as of October 31, 2003:

Exhibit A -	Statement of Financial Condition as of October 31, 2003.
Exhibit B -	Statement of Loss for the Year Ended October 31, 2003.
Exhibit C -	Statement of Changes in Stockholders' Equity for the Year Ended October 31, 2003.
Exhibit D -	Statement of Cash Flows for the Year Ended October 31, 2003.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement Pursuant to Rule 15c3-1, as of October 31, 2003.
Schedule 2 -	Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1(c), as of October 31, 2003.
Schedule 3 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15c3-3, as of October 31, 2003.

EXHIBIT A

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2003

ASSETS

Assets:		
Cash		$ 100,422
Receivables:		
Brokers and dealers clearance accounts	$ 248,397	
Other - good faith deposit	25,175	
Securities owned at market value	3,300	
Non-customer registered representatives	56,448	
Total Receivables		333,320
Equipment, net of accumulated depreciation of $3,779		17,801
Other Assets		35,426
TOTAL ASSETS		$ 486,969

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and other accrued expenses		$ 310,111
Commitments and Contingencies		
Stockholders' Equity:		
Class A Preferred stock, 5% cumulative - $1,000 par value; 1,000 shares authorized, 434 shares issued and outstanding	$ 434,000	
Class B Preferred stock, 4 1/2% non-cumulative - $100 par value; 10,000 shares authorized, 1,000 shares issued and outstanding	100,000	
Common stock, $1 par value; 10,000 shares authorized; 470 shares issued and outstanding	470	
Paid-in capital	53,121	
Retained earnings	(410,733)	
Total Stockholders' Equity		176,858
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 486,969

See Accompanying Notes

EXHIBIT B

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF LOSS
FOR THE YEAR ENDED OCTOBER 31, 2003

Revenues:		
Securities commissions	$ 2,641,701	
Selling commissions on other investments	912,432	
Interest income	109,062	
Other income	83	
Total Revenues		$ 3,663,278
Operating Expenses:		
Salaries and commissions	2,366,431	
Payroll taxes	126,651	
Employee benefits	142,732	
Clearing expense	366,183	
Information expense	212,696	
Computer supplies	14,996	
Rent	214,025	
Depreciation and amortization	3,230	
Repairs and maintenance	2,457	
Communications	69,283	
Insurance	18,291	
Professional fees	83,531	
Licenses and fees	73,975	
Equipment expense	10,612	
Office expense	28,858	
Postage	26,129	
Property taxes	5,159	
Bad debt expense	16,735	
Advertising	1,563	
Miscellaneous expense	37	
Interest expense	6,962	
Moving expense	250	
Travel and entertainment	28,841	
Sales and use tax	59,043	
Total Operating Expenses		3,878,670
Loss Before Provision for Income Taxes		(215,392)
Provision for income taxes		716
Net Loss for the Year		$ (216,108)

See Accompanying Notes

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2003

	Capital Stock			Additional		
	Class A Preferred	Class B Preferred	Common	Paid-in Capital	Retained Earnings	Treasury Stock
Balances - November 1, 2001	$ -	$ 110,000	$ 720	$ 65,510	$ 79,143	$ (22,700)
Issuance & proceeds related to preferred shares	198,000	(10,000)	(250)	(12,450)	-	22,700
Net loss	-	-	-	-	(273,768)	-
Balances - October 31, 2002	$ 198,000	$ 100,000	$ 470	$ 53,060	$ (194,625)	$ -
Issuance of preferred stock	236,000	-	-	-	-	-
Additional paid-in capital	-	-	-	61	-	-
Net loss	-	-	-	-	(216,108)	-
Balances - October 31, 2003	$ 434,000	$ 100,000	$ 470	$ 53,121	$ (410,733)	$ -

See Accompanying Notes

EXHIBIT D

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2003
Increase (Decrease) in Cash

Cash Flows From Operating Activities:		
Net loss		$ (216,108)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	$ 3,230	
Officer's life insurance change in cash value	4,610	
Change in assets and liabilities:		
Increase Decrease in Assets and Liabilities:		
Receivables	(118,612)	
Non-customer registered representatives	2,762	
Other assets	(1,648)	
Accounts payable and accrued liabilities	141,470	
Total Adjustments		31,812
Net Cash Used In Operating Activities		(184,296)
Cash Flows Used In Investing Activities:		
Capital expenditures		(10,866)
Cash Flows Provided By Financing Activities:		
Proceeds from additional paid-in capital	61	
Proceeds from preferred stock issuance	236,000	
Net Cash Provided By Financing Activities		236,061
Net Increase in Cash		40,899
Cash at the Beginning of Year		59,523
Cash at the End of Year		$ 100,422
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest expense		$ 6,962
Income taxes		$ 456

See Accompanying Notes

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS

Note 1 - Accounting Policies:

General:

Coburn & Meredith, Inc. (the "Company") is a registered broker-dealer whose main office is located in Hartford, Connecticut with a branch office in Boston, Massachusetts, which deals in listed and OTC securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corp. (SIPC).

Securities Transactions:

The statement of financial condition reflects all securities positions utilizing the settlement-date basis, which is not materially different from the trade-date basis. In determining profit and loss, unrealized gains and losses on all securities transactions and related commissions are recognized on a trade-date basis.

Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes:

The effective income tax rate differs from the statutory income tax rate due to the tax effect of temporary and permanent differences. Differences between income for financial reporting and tax return purposes result primarily from accelerated depreciation, accrued wages of stockholders, and non-deductible entertainment expenses.

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets.

Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. When a depreciable asset is retired or sold, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of operations.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Clearing Arrangements:

The Company clears security transactions through the Pershing Division ("Pershing") of Donaldson, Lufkin & Jenrette Securities Corporation, whereby Pershing carries the cash and margin accounts of the Company's customers on a fully disclosed basis. Under specific terms of the agreement, Pershing executes and reflects transactions in the customers' accounts as requested by the Company, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities. All uncollectible customer receivables are netted against commissions payable to the Company. The Company also maintains a margin account with Pershing through which it executes its own principal trading activities.

Under these agreements, the Company is required to maintain a minimum cash deposit of $25,000 on which it receives interest at 1% below the average broker's call rate. The Company may draw on commissions and principal trading gains as they are earned.

Note 3 - Income Taxes:

Income tax expense consists of the following components:

Federal	$ -
State	716
Total	$ 716

For the year ended October 31, 2003, the Company incurred a net operating loss of $201,688. The difference between income for financial reporting and tax return purposes results from non-deductible entertainment expenses.

As of October 31, 2003, the Company had a federal net operating loss carryforward of $1,136,306, of which $214,931 will expire in 2017, $203,847 will expire in 2018, $116,245 will expire in 2019, $17,723 will expire in 2020, $110,768 will expire in 2021, $271,104 will expire in 2022, and $201,688 will expire in 2023.

As of October 31, 2003, the Company had a state net operating loss carryforward of $712,904, of which $115,678 will expire in 2004, $13,916 will expire in 2005, $110,768 will expire in 2006, $271,104 will expire in 2007, and $201,438 will expire in 2008.

Note 4 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. For the year ended October 31, 2003, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness, $50,000, or specific requirements applicable to market makers. The Company would be precluded from the distribution of equity capital if net capital was less than 10% of such indebtedness.

As of October 31, 2003, the Company had net capital of $70,500, which was $20,500 in excess of the minimum required.

Note 5 - Commitments and Contingencies:

Leases:

During December 1995, the Company entered into an eighty-month operating lease for its Hartford facility. The first six months and the last two months of the rent payments were abated. The Company is obligated to pay a proportionate share of any increase in real estate taxes and certain operating expenses over actual operating expenses for base calendar year 1997. There was a renegotiation of lease terms effective April 2002. The Company is now on a month-to-month basis. Monthly payments of $4,309.54 were made from November 2002 through December 2002; monthly payments of $8,619.08 were made from January 2003 through June 2003; monthly payments of $13,060.23 were made from July 2003 through October 2003. Total rent expense for the Hartford location was $112,574 for the year ended October 31, 2003.

In May 1999, the Company entered into a three-year lease for its Boston office. The Company is obligated to pay a proportionate share of any increase in property taxes and operating expenses over the base calendar year 1999. Monthly payments of $4,203.83 were paid from November 2002 through January 2003. Prior to the fiscal year ended October 31, 2003, the Company had a liability with respect to a prior facility and its related lease obligation; the balance of $12,611 was paid in the current fiscal year.

In September 2002, the Company entered into a sub-lease for the new location of its Boston office, covering two and one-half years through February 15, 2004. The lease term calls for monthly payments of $7,150. In addition, the Company is obligated to pay a proportionate share of any increase in property taxes and operating expenses over the base calendar year 2003. The Company is also obligated to pay $275 per month to cover electrical charges. Fluctuations with respect to lease payments may vary due to adjustments for utility costs. There is no option to renew at the end of the lease term. Total rent expense for this Boston location was $88,839 for the year ended October 31, 2003.

Note 5 - Commitments and Contingencies (Continued):

Related Party Leases:

Effective November 1, 2002, the Company entered into leases for computer equipment and furniture from the majority shareholder which have been classified as operating leases. The lease for the computer equipment is for a term of 25 months, with monthly payments of $930. The lease for the furniture is for a term of 84 months, with monthly payments of $580.

As of October 31, 2003, future minimum lease payments under noncancellable operating leases and principal payments under capital leases are as follows:

2004	$ 92,760
2005	35,560
2006	6,960
2007	6,960
2008	5,800
Total minimum lease payments	$ 148,040

Contingency / Subsequent Events:

The Company was named as one of several defendants in a proposed class action lawsuit. The proposed plaintiffs were purchasers of initial public offerings from underwriting syndicates that employ limited price stabilization practices, known in the industry as "penalty bids" in the secondary market. The Company and other defendants contended that these practices were legal and just, as indicated by Regulation M within the federal securities laws.

In November 1998, all defendants moved to dismiss the complaint. In December 2000, the court dismissed this action with prejudice as to all parties, causing the plaintiffs to appeal the dismissal with prejudice. All parties briefed the appeal, and in November 2001, the Second Circuit Court heard oral arguments on the appeal. In September 2003, the United States Supreme Court denied the plaintiff's petition for a writ of certiorari ending all avenues of appeal and terminating the litigation. This matter is now considered closed.

The Company is undergoing an audit by the Connecticut Department of Revenue Services regarding use taxes on out-of-state purchases, as well as computer and data processing services. No assessment has been agreed upon; however, an accrual of $57,000 has been made within the accompanying financial statements.

Note 6 - Capital Stock and Equity Considerations:

As of October 31, 2003, Class A preferred stock had a par value of $1,000 per share and a cumulative dividend of five percent. There were 1,000 shares authorized, 434 shares issued, and 434 shares outstanding. Class B preferred stock had a par value of $100 per share and a noncumulative dividend of four and one-half percent. Class B preferred stock had authorized shares of 10,000, with 1,000 shares issued and 1,000 shares outstanding. Common stock had a par value of $1 per share. There were 10,000 shares of common stock authorized, with 470 shares issued and 470 shares outstanding. Additional paid-in capital increased by $61.

Note 7 - Advertising:

Advertising costs totaled $1,563 for the year ended October 31, 2003. The Company utilizes print media advertising for the promotion of company activities.

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
OCTOBER 31, 2003

NET CAPITAL:

Stockholders' Equity		$	176,858
Less: Non-allowable assets -			
Advances to registered representatives	$ (56,448)		
Receivables not collected within 30 days	-		
Excess good faith deposit	(175)		
Furniture and equipment	(17,801)		
Prepaid expenses and security deposits	(28,634)		
Total Non-allowable Assets			(103,058)
Net Capital Before Haircuts on Securities Positions			73,800
Haircuts on trading securities			(3,300)
Net Capital		$	70,500
Less: Net capital requirement (greater of $20,674, 6 2/3% of aggregate indebtedness of $310,111, $50,000 or requirements applicable for market makers, $6,000)			50,000
Net Capital in Excess of Requirement		$	20,500

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of October 31, 2003) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$	75,826
Adjustments:		
Adjustment for life insurance		(4,610)
Adjustment for accrued expenses		(716)
Net Capital Per Above	$	70,500

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION OF AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1(c)
OCTOBER 31, 2003

Total Liabilities	$	310,111
Exclusions from aggregate indebtedness		-
Aggregate Indebtedness	$	310,111

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of October 31, 2003) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report	$	309,395
Adjustments:		
Adjustment to accrued expenses		716
Aggregate Indebtedness	$	310,111

SCHEDULE 3

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3
OCTOBER 31, 2003

The Company clears all customer transactions through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation on a fully disclosed basis and is exempt from Rule 15c3-3 under the exemptive provision Section (k)(2)(ii).